William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st May 2009

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

April 2nd; 2nd; 2nd; 3rd; 8th; 8th; 14th; 14th; 14th; 16th; 17th; 22nd; 22nd; 24th; 30th; 30th; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

dlw 5/18

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 April 2009 14:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0246Q
William Hill PLC
02 April 2009

William Hill PLC

Total Voting Rights

On 31 March 2009 William Hill PLC had 347,927,441 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds5,791,318 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 April 2009 14:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0254Q
William Hill PLC
02 April 2009

The following notification was received on 1 April 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
2 April 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :
Deutsche Bank AG
Abbey Life Assurance Company Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
31 March 2009

6. Date on which issuer notified:
1 April 2009

7. Threshold(s) that is/are crossed or reached:
4%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	10,738,653	10,738,653

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
15,304,513	15,304,513		4.40%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,304,513	4.40%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

END

HOLDGGGDFZGGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 02 April 2009 15:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0310Q
William Hill PLC
02 April 2009

The following notification was received on 30 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
2 April 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3) :
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Investment Banking Division

5. Date of transaction (and date on which the threshold is crossed or reached if different):
27 March 2009

6. Date on which issuer notified:
30 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**

	Number of shares	Number of voting rights
GB0031698896	N/A	N/A

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
11,350,873	11,350,873	N/A	3.26%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,350,873	3.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Credit Suisse Securities (Europe) Limited is a part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Carolyn Collins/Simon Crawley/Supriya 'Thapar

15. Contact telephone number:
00 44 207 888 50241

END

HOLKGGGDFZLGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 April 2009 11:57
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1067Q
William Hill PLC
03 April 2009

The following notification was received on 31 March 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
3 April 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
………………

3. Full name of person(s) subject to notification obligation:
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3) :
Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Investment Banking Division

5. Date of transaction (and date on which the threshold is crossed or reached if different):
30 March 2009

6. Date on which issuer notified:
31 March 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**

GB0031698896	11,350,873	11,350,873

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
Below 3%	Below 3%	N/A	Below 3%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Credit Suisse Securities (Europe) Limited is a part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Carolyn Collins/Simon Crawley/Supriya Thapar

15. Contact telephone number:
00 44 207 888 50241

END

HOLKGGGDGFKGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 08 April 2009 15:55
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3791Q
William Hill PLC
08 April 2009

WILLIAM HILL PLC (the "Company")

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

SUCCESSFUL COMPLETION OF RIGHTS ISSUE AND PLACING OF RUMP

8 April 2009

William Hill PLC announced previously that, as at 11.00 a.m. on 7 April 2009, being the latest date of receipt of valid subscriptions, it had received valid acceptances in respect of 338,922,844 New Ordinary Shares, representing approximately 97.41 per cent of the total number of New Ordinary Shares offered to Shareholders, pursuant to the 1 for 1 Rights Issue announced by the Company on 27 February 2009.

William Hill PLC confirms that, in accordance with the arrangements set out in part VII of the Prospectus dated 27 February 2009, Citigroup Global Markets U.K. Equity Limited has procured acquirers for the 9,004,597 remaining New Ordinary Shares, for which valid acceptances were not received, at a price of 191.81pence per share.

The net proceeds from the sale of these New Ordinary Shares, after deduction of the Rights Issue Price of 105 pence per New Ordinary Share and relevant costs (including any related brokerage and commissions and amounts in respect of VAT which are not recoverable), will be paid to those Shareholders whose rights have lapsed in accordance with the terms of the Rights Issue, pro rata to their lapsed provisional allotments, save that individual amounts of less than £5.00 will not be so paid but will be retained for the Company's own benefit.

Defined terms used in this announcement shall have the same meanings as in the Prospectus relating to the Rights Issue dated 27 February 2009, unless the context requires otherwise.

- Ends -

Contacts:

William Hill PLC
Lyndsay Wright, Head of IR +44 (0)20 8918 3614

Citi
Andrew Seaton +44 (0)20 7986 4000
Jan Skarbek

Brunswick
Deborah Spencer Nina Soon +44 (0) 20 7404 5959

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information in the

Prospectus published by the Company on 27 February 2009 in connection with the Rights Issue. This announcement does not constitute, or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in the capital of the Company in any jurisdiction. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares should only be made on the basis of information contained in and incorporated by reference into the Prospectus which contains further details relating to the Company in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. Nothing in this announcement should be interpreted as a term or condition of the Rights Issue.

Subject to certain exceptions, the Prospectus will not be available to Shareholders located in Restricted Jurisdictions. This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability, or use would be contrary to law or regulation which would require any registration or licensing within such jurisdiction.

This announcement and the information contained herein is not an offer of securities for sale in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters may not be offered or sold in the United States or to or for the account or benefit of a person located in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from, or in a transaction not subject to, registration. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or jurisdiction of the United States and no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters will be made in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained

in this announcement, will not be accepted.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Ordinary Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into Australia, Canada, Japan or South Africa.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Citigroup Global Markets Limited and Citigroup Global Markets U.K. Equity Limited (each and together, "Citi"), are each regulated and authorised in the United Kingdom by the FSA. Citigroup Global Markets Limited is acting as sponsor, financial adviser and corporate broker and Citigroup Global Markets U.K. Equity Limited is acting as bookrunner and underwriter to the Company and for no one else in connection with the Rights Issue. Citi will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Barclays Bank PLC and RBS Hoare Govett Limited are each regulated and authorised in the United Kingdom by the FSA, and are each acting severally as joint lead managers and underwriters, and Lloyds TSB Bank plc is regulated and authorised in the United Kingdom by the FSA, and is acting as co-lead manager (together with the joint lead managers and underwriters, the "Lead Managers"), to the Company and to no one else in connection with the Rights Issue and will not regard

any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and none of the Lead Managers will be responsible to anyone other than the Company for providing the protections afforded to clients of each of the Lead Managers or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Citi and any of the Lead Managers may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation Citi and the Lead Managers do not propose to make any public disclosure in relation to such transactions.

This announcement should not be considered a recommendation by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates in relation to any purchase of or subscription for securities. No representation or warranty, express or implied, is given by or on behalf of Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates or any other person as so to the accuracy, fairness, sufficiency or completeness of the information or the opinions or the beliefs contained in this announcement (or any part hereof). None of the information contained in this announcement has been independently verified or approved by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates. Save in the case of fraud, no liability is accepted by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates for any errors, omissions or inaccuracies in such information or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of this announcement or its contents or otherwise in connection with this announcement. No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having

been authorised by the Company, Citi or the Lead Managers. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as at any subsequent date.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

END

ARIILFESSFITIIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 08 April 2009 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 3145Q
William Hill PLC
08 April 2009

WILLIAM HILL PLC (the "Company")

RIGHTS ISSUE TAKE UP

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

8 April 2009

William Hill PLC announces that, as at 11.00 a.m. on 7 April 2009, being the latest date of receipt of valid subscriptions, it had received valid acceptances in respect of 338,922,844 New Ordinary Shares, representing approximately 97.41 per cent of the total number of New Ordinary Shares offered to Shareholders, pursuant to the 1 for 1 Rights Issue announced by the Company on 27 February 2009 (the "Rights Issue").

It is expected that the New Ordinary Shares in uncertificated form will be credited to CREST accounts on 8 April 2009 and that definitive share certificates in respect of New Ordinary Shares in certificated form will be dispatched to Shareholders by no later than 16 April 2009. It is expected that the New Ordinary Shares will commence

trading fully paid on London Stock Exchange plc's main market for listed securities on 8 April 2009.

As disclosed in part VII of the Prospectus dated 27 February 2009 and in accordance with its underwriting obligations in respect of the Rights Issue, Citigroup Global Markets U.K. Equity Limited will use reasonable endeavours to procure subscribers for the balance of 9,004,597 New Ordinary Shares not validly taken up under the Rights Issue, subject to certain terms and conditions agreed with the Company. A further announcement as to the number of New Ordinary Shares for which subscribers have been procured will be made in due course.

Defined terms used in this announcement shall have the same meanings as in the Prospectus relating to the Rights Issue dated 27 February 2009, unless the context requires otherwise.

- Ends -

Enquiries:

William Hill PLC
Lyndsay Wright, Head of IR +44 (0)20 8918 3614

Citi
Andrew Seaton +44 (0)20 7986 4000
Jan Skarbek

Brunswick +44 (0) 20 7404 5959
Deborah Spencer
Nina Soon

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information in the Prospectus published by the Company on 27 February 2009 in connection with the Rights Issue. This announcement does not constitute, or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or

issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in the capital of the Company in any jurisdiction. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares should only be made on the basis of information contained in and incorporated by reference into the Prospectus which contains further details relating to the Company in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. Nothing in this announcement should be interpreted as a term or condition of the Rights Issue.

Subject to certain exceptions, the Prospectus will not be available to Shareholders located in Restricted Jurisdictions. This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability, or use would be contrary to law or regulation which would require any registration or licensing within such jurisdiction.

This announcement and the information contained herein is not an offer of securities for sale in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters may not be offered or sold in the United States or to or for the account or benefit of a person located in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from, or in a transaction not subject to, registration. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or jurisdiction of the United States and no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters will be made in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights,

New Ordinary Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into Australia, Canada, Japan or South Africa.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Citigroup Global Markets Limited and Citigroup Global Markets U.K. Equity Limited (each and together, "Citi"), are each regulated and authorised in the United Kingdom by the FSA. Citigroup Global Markets Limited is acting as sponsor, financial adviser and corporate broker and Citigroup Global Markets U.K. Equity Limited is acting as bookrunner and underwriter to the Company and for no-one else in connection with the Rights Issue. Citi will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Barclays Bank PLC and RBS Hoare Govett Limited are each regulated and authorised in the United Kingdom by the FSA, and are each acting severally as joint lead managers and underwriters, and Lloyds TSB Bank plc is regulated and authorised in the United Kingdom by the FSA, and is acting as co-lead manager (together with the joint lead managers and underwriters, the "Lead Managers"), to the Company and to no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and none of the Lead Managers will be responsible to anyone other than the Company for providing the protections afforded to clients of

each of the Lead Managers or for providing advice in relation to the Rights Issue, the contents of this announcement or any matters or arrangements referred to herein or therein.

Citi and any of the Lead Managers may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation Citi and the Lead Managers do not propose to make any public disclosure in relation to such transactions.

This announcement should not be considered a recommendation by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates in relation to any purchase of or subscription for securities. No representation or warranty, express or implied, is given by or on behalf of Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates or any other person as so to the accuracy, fairness, sufficiency or completeness of the information or the opinions or the beliefs contained in this announcement (or any part hereof). None of the information contained in this announcement has been independently verified or approved by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates. Save in the case of fraud, no liability is accepted by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates for any errors, omissions or inaccuracies in such information or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of this announcement or its contents or otherwise in connection with this announcement. No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company, Citi or the Lead Managers. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that

there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as at any subsequent date.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

END

ARIUUURUCUPBGMM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 April 2009 15:58
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5497Q
William Hill PLC
14 April 2009

The following notification was received on 9 April 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
FMR LLC

4. Full name of shareholder(s) (if different from 3) :

Shares Held	Management Company	Nominee/Registered Name
988,800	FMRCO	BANK OF NEW YORK
224,000	FMTC	BANK OF NEW YORK
3,405,600	FMRCO	BROWN BROTHERS HARRIMAN AND CO
12,000	PTC	BROWN BROTHERS HARRIMAN AND CO
72,200	FCL	CIBC MELLON TRUST
22,384 558	FMRCO	JP MORGAN CHASE BANK
166,800	FMTC	JP MORGAN CHASE BANK
1,562,000	FMRCO	MELLON BANK NA
354,400	FMTC	MELLON BANK NA
568,800	PTC	MELLON BANK NA
49,400	FMRCO	NORTHERN TRUST CO
224,000	FMTC	NORTHERN TRUST CO
380,500	FICL	STATE STR BK AND TR CO
92,000	FMR	STATE STR BK AND TR CO
1,154,400	FMRCO	STATE STR BK AND TR CO
1,532,000	FMTC	STATE STR BK AND TR CO
179,600	PTC	STATE STR BK AND TR CO
33,500	FCL	CIBC MELLON TRUST (C)
344,000	FCL	ROYAL TRUST TORONTO

62,400	PTC	BANK OF NEW YORK MELLON
33,790,958		**Grand Total Ordinary Shares**

5. Date of transaction (and date on which the threshold is crossed or reached if different):
8 April 2009

6. Date on which issuer notified:
9 April 2009

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
ISIN GB0031698896	17,582,100	17,582,100

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Indirect	Direct	Indirect	Direct	Indirect
ISIN GB0031698896	33,790,958	Nil	33,790,958	Nil	4.85%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,790,958	4.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:

10. Name of proxy holder:
FMR LLC

11. Number of voting rights proxy holder will acquire to hold:
16,208,858

12. Date on which proxy holder will acquire to hold voting rights:
8 April 2009

13. Additional information:
None

14. Contact name:
Amanda Chana

15. Contact telephone number:
Fil-regreporting@fil.com

END

HOLKGGMDDDKGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 April 2009 15:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5493Q
William Hill PLC
14 April 2009

The following notification was received on 9 April 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 April 2009

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: (X)

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached if different):
8 April 2009

6. Date on which issuer notified:
9 April 2009

7. Threshold(s) that is/are crossed or reached:
4%, 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	15,304,513	15,304,513

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect
Below 3%	Below 3%		Below 3%	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
....

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLDGGMDDDRGLZM

To unsubscribe from alerts, please visit William Hill PLC's website.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 14 April 2009 15:55
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5494Q
William Hill PLC
14 April 2009

The following notification was received on 9th April 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
14 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify): **Completion of Rights Issue (Yes)**
....

3. Full name of person(s) subject to notification obligation:
Massachusetts Financial Services Company

4. Full name of shareholder(s) (if different from 3):
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
7 April 2009

6. Date on which issuer notified:
9 April 2009

7. Threshold(s) that is/are crossed or reached:
8.63% as at 7 April 2009

8. Notified Details:
Please note that MFS qualifies under DTR 5.1.5 R(d) as a US-registered investment manager.

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	80,748,920	80,748,920

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896			60,051,730		8.63%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
60,051,730	8.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

William Hill PLC 3169889
Holdings as of 7 April 2009

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	30,683,994	4.41%
MFS Institutional Advisors, Inc (MFSI)	16,328,304	2.35%
MFS International Ltd (MIL)	1,348,882	0.19%
MFS International (U.K.) Limited (MIL U.K.)	7,338,760	1.05%
MFS International Management K.K. (MIM K.K.)	3,204,560	0.46%
MFS Investment Management (Lux) S.A. (MIM Lux)	1,147,230	0.17%
Notifiable Interest	60,051,730	8.63%
Shares Outstanding	695,854,882	

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Christopher Bohane

15. Contact telephone number:
+44 (00) 617 954 5822

16. Contact address
(registered office for legal entities)

500 Boylston Street
Boston, MA 02116
USA

END

HOLKGGMDDDZGLZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 16 April 2009 11:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6760Q
William Hill PLC
16 April 2009

16 April 2009

WILLIAM HILL PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. NO PUBLIC OFFERING OF SECURITIES HAS BEEN MADE, IS BEING MADE OR WILL BE MADE IN THE UNITED STATES BY WILLIAM HILL PLC IN CONNECTION WITH THE RIGHTS ISSUE.

NOTIFICATION OF INTERESTS OF DIRECTORS
ACQUISITION OF NEW SHARES FOLLOWING RIGHTS ISSUE

In accordance with DTR 3.1.4R, William Hill PLC ('the

Company') announces the following transactions in respect of its ordinary share capital of 10 pence each by Directors of the Company who took up their rights following the Company's recent rights issue.

Under the rights issue, qualifying shareholders had the right to buy 1 new ordinary share in the Company for every 1 existing ordinary share in the Company held on the record date of 18 March 2009 at a price of 105 pence per new ordinary share.

The table below shows the number of shares held by the Directors of the Company under the rights issue and the total number of shares held by the Directors in the Company following the rights issue.

Name	**Number of shares acquired under the Rights Issue**	**Total number of shares beneficially held following the Rights Issue**
Executive Directors:		
Simon Lane	1,500	3,000
Ralph Topping	13,556	27,112
Non-Executive Directors:		
David Allvey	13,333	26,666
David Edmonds	12,000	24,000
Barry Gibson	17,231	34,462
Ashley Highfield	-	-
Charles Scott	125,817	251,634

For information, options and conditional awards of shares granted to the Executive Directors under William Hill PLC's employee share schemes have been adjusted to compensate for the effect of the Rights Issue.

Enquiries:

Dennis Read, Deputy Company Secretary Tel: 020 8918 3723

Lyndsay Wright, Head of Investor Relations Tel: 020 8918 3614

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 17 April 2009 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 7206Q
William Hill PLC
17 April 2009

Notice of Interim Management Statement

17 April 2009

William Hill PLC (LSE: WMH) (William Hill or the Group) announces that it will issue an Interim Management Statement on Thursday, 30 April 2009.

Enquiries:

William Hill PLC
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Deborah Spencer
Tel: 020 7404 5959

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 April 2009 16:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0102R
William Hill PLC
22 April 2009

22 April 2009

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including 22 April 2009

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 22 April 2009.

1. **RNS Announcements**

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk.

DATE	ANNOUNCEMENT
22 Apr 2009	REG-William Hill PLC Holding(s) in Company
17 Apr 2009	REG-William Hill PLC Notice of Interim Management
16 Apr 2009	REG-William Hill PLC Director/PDMR Shareholding
14 Apr 2009	REG-William Hill PLC Holding(s) in Company
14 Apr 2009	REG-William Hill PLC Holding(s) in Company
14 Apr 2009	REG-William Hill PLC Holding(s) in Company
08 Apr 2009	REG-William Hill PLC Placing of Rights Issue rump
08 Apr 2009	REG-William Hill PLC Result of Rights Issue
03 Apr 2009	REG-William Hill PLC Holding(s) in Company
02 Apr 2009	REG-Trafalgar Asset Managers Ltd. Disclosure of Short Position
02 Apr 2009	REG-William Hill PLC Holding(s) in Company
02 Apr 2009	REG-William Hill PLC Holding(s) in Company
02 Apr 2009	REG-William Hill PLC Total Voting Rights
02 Apr 2009	REG-ABC Arbitrage Asset Management: Disclosure of Short Position in company undertaking a Rights Issue
27 Mar 2009	REG-Bennelong Asset Management LLP: Disclosure of Short Position in company undertaking a Rights Issue
26 Mar 2009	REG-William Hill PLC. Price Monitoring Extension
26 Mar 2009	REG-William Hill PLC Holding(s) in Company
25 Mar 2009	REG-WorldQuant, LLC Disclosure of Short Position
25 Mar 2009	REG-Millennium Partners, L.P. Disclosure of Short Position
23 Mar 2009	REG-William Hill PLC EGM Statement
19 Mar 2009	REG-William Hill PLC Holding(s) in Company
12 Mar 2009	REG-William Hill PLC Holding(s) in Company
12 Mar 2009	REG-William Hill PLC Holding(s) in Company
11 Mar 2009	REG-William Hill PLC Holding(s) in Company
09 Mar 2009	REG-William Hill PLC Holding(s) in Company
09 Mar 2009	REG-William Hill PLC Holding(s) in Company
09 Mar 2009	REG-William Hill PLC Holding(s) in Company

05 Mar 2009	REG-SAC Capital Advisors, LLC Disclosure of Short Position
02 Mar 2009	REG-Barclays PLC, Short Selling Disclosure William Hill
02 Mar 2009	REG-William Hill PLC Statement re Treasury Shares
27 Feb 2009	REG-William Hill PLC Documents lodged with the FSA
27 Feb 2009	REG-William Hill PLC Total Voting Rights
27 Feb 2009	REG-Odey Asset Mgmnt Disclosure of Short Position
27 Feb 2009	REG-William Hill PLC Annual Report and Accounts PU
27 Feb 2009	REG-William Hill PLC Refinancing and Rights issue - Part 1
27 Feb 2009	REG-William Hill PLC Refinancing and Rights issue - Part 2
27 Feb 2009	REG-William Hill PLC Final Results - Part 1
27 Feb 2009	REG-William Hill PLC Final Results - Part 2
27 Feb 2009	REG-William Hill PLC Final Results - Part 3
20 Feb 2009	REG-William Hill PLC Holding(s) in Company
19 Feb 2009	REG-William Hill PLC Statement re Treasury Shares
13 Feb 2009	REG-William Hill PLC Holding(s) in Company
11 Feb 2009	REG-William Hill PLC Holding(s) in Company
06 Feb 2009	REG-William Hill PLC Holding(s) in Company
06 Feb 2009	REG-William Hill PLC Statement re Treasury Shares
03 Feb 2009	REG-William Hill PLC Holding(s) in Company
30 Jan 2009	REG-William Hill PLC Holding(s) in Company
30 Jan 2009	REG-William Hill PLC Total Voting Rights
23 Jan 2009	REG-William Hill PLC Statement re Treasury Shares
22 Jan 2009	REG-William Hill PLC Holding(s) in Company
21 Jan 2009	REG-William Hill PLC Holding(s) in Company
19 Jan 2009	REG-William Hill PLC Holding(s) in Company
15 Jan 2009	REG-William Hill PLC Trading Update
13 Jan 2009	REG-William Hill PLC Notice of Trading Update
31 Dec 2008	REG-William Hill PLC Total Voting Rights
30 Dec 2008	REG-William Hill PLC Statement re Treasury Shares
23 Dec 2008	REG-William Hill PLC Holding(s) in Company
11 Dec 2008	REG-William Hill PLC Statement re Treasury Shares
10 Dec 2008	REG-William Hill PLC Holding(s) in Company
08 Dec 2008	REG-Datacash Group PLC Contract Win
08 Dec 2008	rREG-William Hill PLC Holding(s) in Company
05 Dec 2008	REG-William Hill PLC Statement re Treasury Shares
28 Nov 2008	REG-William Hill PLC Total Voting Rights
28 Nov 2008	REG-William Hill PLC Statement re Treasury Shares
27 Nov 2008	REG-William Hill PLC Holding(s) in Company
25 Nov 2008	REG-William Hill PLC Holding(s) in Company
21 Nov 2008	REG-William Hill PLC Statement re Treasury Shares
13 Nov 2008	REG-William Hill PLC Holding(s) in Company
12 Nov 2008	REG-William Hill PLC Director/PDMR Shareholding
06 Nov 2008	REG-William Hill PLC Holding(s) in Company
06 Nov 2008	REG-William Hill PLC Directorate Change
05 Nov 2008	REG-William Hill PLC Holding(s) in Company
05 Nov 2008	REG-William Hill PLC Statement re Treasury Shares
03 Nov 2008	REG-William Hill PLC Holding(s) in Company
31 Oct 2008	REG-William Hill PLC Total Voting Rights
14 Oct 2008	REG-William Hill PLC Holding(s) in Company
14 Oct 2008	REG-William Hill PLC Holding(s) in Company
14 Aug 2008	REG-William Hill PLC Holding(s) in Company
18 Jun 2008	REG-William Hill PLC Holding(s) in Company
08 May 2008	Holding(s) in Company
02 May 2008	Statement re Treasury Shares
30 Apr 2008	Total Voting Rights
24 Apr 2008	Interim Management Statement
22 Apr 2008	Holding(s) in Company
22 Apr 2008	Annual Information Update

2. **Documents Filed at Companies House**

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

28 January 2009	288b	Resignation of director
4 December 2008	288a	Appointment of new director
20 November 2008	Form 169A(2)	Cancellation/sale of shares from Treasury
21 July 2008	Form 169A(2)	Cancellation/sale of shares from Treasury

21 July 2008	Form 169A(2)	Cancellation/sale of shares from Treasury
1 July 2008	AA	Accounts for year ended 1 January 2008
17 June 2008	Form 363a	Annual Return up to 8.5.08
21 May 2008	MEM/ARTS	Articles of Association
21 May 2008	RES01	Ordinary & Special Resolutions passed at AGM

3. **Documents published and sent to shareholders or filed with the UKLA viewing facility at:**

Financial Services Authority
The North Colonnade
Canary Wharf
London E14 5HS

27 February 2009	Annual Report and Accounts 2008
07 April 2009	Notice of Annual General Meeting 2009
15 May 2008	Resolutions passed at AGM 2008

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END

AIUUUSVRKNRSUAR

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 April 2009 10:34
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 9723Q
William Hill PLC
22 April 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
22 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3) :
Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different):
17 April 2009

6. Date on which issuer notified:
20 April 2009

7. Threshold(s) that is/are crossed or reached:
Direct: 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031698896	21,494,329	21,494,329

	Resulting situation after the triggering transaction		

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896	21,312,386	20,295,162	1,017,224	2.917%	0.146%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Direct: 20,295,162	Direct: 2.916%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Standard Life Investments Ltd

Proxy Voting:

10. Name of proxy holder:
………………

11. Number of voting rights proxy holder will cease to hold:
………………

12. Date on which proxy holder will cease to hold voting rights:
………………

13. Additional information:
………………

14. Contact name:
Investments_mo@standardlife.com
Standard Life Investments Ltd

15. Contact telephone number:
(0131) 245 6565

END

HOLFGGZDLZGGLZG

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 24 April 2009 16:23
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1575R
William Hill PLC
24 April 2009

24 April 2009

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 23 April 2009, 108,986 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002, Performance Share Plan 2006, EBMS 2007 and EBMS 2008.

Following the above transfer of shares out of treasury, the Company has a total of695,963,868 ordinary shares in issue, in addition, 5,682,332 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary

020 8918 3723

END

POSILFFESLISFIA

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 April 2009 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 4158R
William Hill PLC
30 April 2009

William Hill PLC

Interim Management Statement

30 April 2009

William Hill PLC (William Hill or the Group) (LSE: WMH) announces the interim management statement for the 17 weeks ended 28 April 2009 (the period).

Overview

The Group has made good progress during the period, with net revenue increasing by 6.5% against a strong comparator period in 2008. This includes results from the expanded online business in 2009, which is compared with our standalone William Hill interactive business in 2008.

Overall performance during the period remained resilient. Horse racing had a significant influence on performance with bad weather leading to the cancellation of approximately one third of scheduled UK horse race meetings at the start of the year and, in March, horse racing results going strongly in the customers' favour, including during the Cheltenham festival. However, in April, horse racing results swung back in favour of the bookmakers, helped by a good Grand National result. Both Cheltenham and Aintree proved to be as popular as in previous years. The period also saw a continued strong performance in football betting and gaming machines.

Ralph Topping, Chief Executive of William Hill, commented:

"Although the economic and competitive environment remains challenging, our results show continuing resilience. Integration of our online business is progressing, with an

encouraging increase in the number of customer accounts, and we look forward to reaping the full benefits of this developing business."

Operating update

(a) Retail

Retail gross win increased by 2%. Over-the-counter gross win fell by 5%, reflecting the horse race cancellations and results described above. However, gross win margin was comparable with that experienced in 2008, primarily as a result of a strong football performance. Gaming machines maintained the strong growth reported in the first eight weeks and delivered a 14% increase in gross win.

(b) Online

Net revenue from the expanded William Hill Online business increased by 50% in the period, compared with the standalone William Hill interactive business in 2008, following the completion of the acquisition of online gaming, marketing and customer service assets on 30 December 2008. On an unaudited pro forma basis, taking into account the performance of the acquired assets in the comparator period, net revenue increased by approximately 10%. Our strong focus is on integrating these assets into our existing business. Integration is on track.

We launched our new Sportsbook on the Orbis technology platform in December 2008 to provide an improved offering in a very competitive marketplace. Net revenue was similar to the comparable period in 2008. However there has been encouraging growth in customer accounts and, in the later weeks of the period, we saw double-digit growth in the number of slips and in turnover following a substantial increase in the number of markets and products offered to customers on the Sportsbook.

Overall net revenue from gaming increased by 77% and on a pro forma basis by approximately 13%. In January and February, we launched our stand-alone casino and poker websites on Playtech's software and the iPoker network and both are performing in line with expectations. All our poker is now run on Playtech's i-Poker network and we expect to migrate the main William Hill casino to Playtech software later in the year.

(c) Telephone

Telephone gross win fell by 31% in the period, again as a result of the poor horse racing results, particularly at Cheltenham. These had a disproportionate effect as horse racing continues to represent approximately 70% of the business in this channel. Telephone has also seen increased competition from overseas organisations operating from favourable tax environments. This channel still represents only approximately 3% of the Group's net revenue.

(d) Costs

Operating costs have increased in line with management expectations.

Material events, transactions and financial position

In February, we announced that we had entered into new bank debt facilities that, together with our £250m existing bank facility, led to an aggregate funding of £838.5m. At the same time, we announced a proposed one-for-one rights issue to raise £350m net of expenses. Together, the new debt facilities and the rights issue are intended to meet our total funding requirement.

The rights issue was successfully completed on 8 April. Acceptances received from shareholders represented approximately 97.41% of the total number offered to shareholders, and the remaining 2.59% of shares were placed in the market at a price of 191.81p per share.

Interim results

William Hill will issue its interim financial statements for the 26 weeks ended 30 June 2009 on Tuesday, 4 August 2009.

Enquiries:

William Hill PLC - tel +44 (0) 20 8918 3614
Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, head of IR

Brunswick - tel +44 (0) 20 7404 5959
Fiona Antcliffe / Deborah Spencer

Notes to editors:

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 April 2009 16:44
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5349R
William Hill PLC
30 April 2009

William Hill PLC

Total Voting Rights

On 30 April 2009 William Hill PLC had 696,010,514 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 5,635,686 ordinary shares in treasury and the voting rights of these treasury shares are automaticallysuspended.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVREBLFXKZBZBBL

To unsubscribe from alerts, please visit William Hill PLC's website.

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 April 2009 16:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5335R
William Hill PLC
30 April 2009

30 April 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 29 April 2009, 42,906 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Performance Share Plans 2005 and 2006.

On the same date, a further 3,740 ordinary shares held by the Company in treasury were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of these shares under option was between 124 pence and 127 pence.

Following the above transfer of shares out of treasury, the Company has a total of 696,010,514 ordinary shares in issue, in addition 5,635,686 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

HOLILFSESIIIVIA